

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 29, 2023

Guillermo Trias
Chief Executive Officer/President of the Sponsor
Tidal Commodities Trust I
c/o Toroso Investments, LLC
234 West Florida Street, Suite 203
Milwaukee, WI 53204

>   **Re: Tidal Commodities Trust I**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 25, 2023**
>   **CIK No. 0001985840**

Dear Guillermo Trias:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   Based on our preliminary review of your draft registration statement, we have the following initial set of comments. Once you have amended your draft registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your draft registration statement, as appropriate.

2.   We note that your draft registration statement includes a number of blanks or omitted information, including, for example, the Bitcoin Custodians, Sub-Administrator, Trustee, the initial Authorized Participant and Authorized Purchasers, other service providers,

and exhibits. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

3. We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

4. You indicate in your correspondence dated August 25, 2023 that the commencement of the offering contemplated by this Draft Submission may ultimately be registered pursuant to a post-effective amendment to an effective Form S-1 or Form S-3, as the case may be, or a separate registration statement for the Fund once a listing rule is approved by the Commission. Please provide us with your analyses demonstrating your eligibility to use Form S-1 as well as your eligibility for submitting draft registration statement for confidential review.

Prospectus Summary
The Fund's Investment Objective, page 1

5. Please revise your disclosure to provide a materially complete description of the Benchmark methodology. Please also address the following in your disclosure regarding the Benchmark:
    • Include a table with market share and volume information for each Core Exchange comprising the Benchmark used to calculate the CME CF Bitcoin Reference Rate; and
    • Disclose the extent to which the Sponsor has discretion to select a different Benchmark.

What Are the Risk Factors Involved with an Investment in the Fund, page 15

6. Please revise to provide a materially complete description of the risks related to bitcoin and the bitcoin network, including volatility in the price of bitcoin.

7. Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Risks Associated with Investing in Bitcoin

Bitcoin exchanges are unregulated and may be more exposed to fraud and failure, page 16

8.   Please revise to discuss the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. For example, please address the fact that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

The Offering

The Fund's Investments in Spot Bitcoin

Custody of Bitcoin, page 47

9.   Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please revise to address the following:
   • Describe the material terms of your agreement with the Bitcoin Custodians;
   • Describe whether your assets custodied by the Bitcoin Custodians will be commingled with assets of other customers;
   • Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
   • Disclose whether and to what extent the Custodians carry insurance for any losses of the bitcoin that they custody for you.

Calculating NAV, page 55

10.   Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a "fork") and airdrops.

Creation and Redemption of Shares, page 57

11.   In providing a materially complete discussion of the creation and redemption process, please address the following, as appropriate:
   • Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise;
   • Clarify whether the Sponsor may generally suspend creations and redemptions and, if so, the circumstances under which it may do so; and
   • Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent creation and redemption transactions will be

settled on-chain or off-chain, and any risks associated with the settlement process.

12. Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

The Sponsor Has Conflicts of Interest, page 63

13. Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Experts, page 66

14. Please revise to include this information in your next amendment, or tell us when you intend to do so.

Financial Statements, page 85

15. Please confirm you will file your audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Peter Shea